================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K
                                  ANNUAL REPORT

                                   ----------fc

                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 1997

                       TRUMP CASINO SERVICES SAVINGS PLAN

                            (Full title of the Plan)

                      TRUMP HOTELS AND CASINO RESORTS, INC.
          (Name of Issuer of the securities held pursuant to the Plan)

                                 2500 Boardwalk
                         Atlantic City, New Jersey 08401
                     (Address of principal executive office)

================================================================================

                       TRUMP CASINO SERVICES SAVINGS PLAN

                  FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997

                                  TOGETHER WITH

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                       TRUMP CASINO SERVICES SAVINGS PLAN

                                DECEMBER 31, 1997

                                      INDEX


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:

  Statement of Net Assets Applicable to Participants' Equity as of December 31,
    1997

  Statement of Changes in Net Assets Applicable to Participants' Equity for the
    Year Ended December 31, 1997

  Notes to Financial Statements

SUPPLEMENTAL SCHEDULES:

   I -- Item 27a - Schedule of Assets Held for Investment Purposes as of
        December 31, 1997

  II -- Item 27d - Schedule of Reportable Transactions for the Year Ended
        December 31, 1997


CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Committee of the

     Trump Casino Services Savings Plan:

We have audited the accompanying statement of net assets applicable to participants' equity of the Trump Casino Services Savings Plan (the "Plan") as of December 31, 1997, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity as of December 31, 1997, and the changes in net assets applicable to participants' equity for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets applicable to participants' equity and the statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and the changes in net assets applicable to participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP

Roseland, New Jersey
June 29, 1998

                       TRUMP CASINO SERVICES SAVINGS PLAN

           STATEMENT OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY

                             AS OF DECEMBER 31, 1997

ASSETS:
  Cash                                                                    $1,860
  Investments at market value (Notes 1 and 3)-
    The Chicago Trust Company Stated Principal Value
      Investment Trust Fund                                              520,722
    SoGen International Fund                                             288,022
    Massachusetts Investors Trust Fund                                   924,268
    Oppenheimer Quest Value Fund                                         330,701
    Oppenheimer Quest Opportunity Value Fund                             796,886
    Montag & Caldwell Growth Fund                                      1,273,393
    AIM Constellation Fund                                               589,282
    Templeton Foreign Fund                                               581,584
    Oppenheimer Quest Capital Value Fund                                 743,705
    Trump Hotels and Casino Resorts, Inc. Common Stock                    61,611
  Participants' Loans Receivable                                         483,764
  Contributions Receivable from Participants                              30,311
                                                                      ----------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY                         $6,626,109
                                                                      ==========


                 The accompanying notes to financial statements
                     are an integral part of this statement.

                                                                   The Chicago
                                                                  Trust Company
                                                                Stated Principal
                                                                Value Investment
                                                                   Trust Fund
                                                                ----------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY,
  beginning of year                                                       $0
                                                                    --------

  Contributions-
    Participants                                                      57,558
    Plan Sponsor                                                      29,677
    Participants Rollovers                                                 0
                                                                    --------
             Total contributions                                      87,235

  Dividend income                                                          0
  Realized/unrealized appreciation (depreciation)
    of investments                                                    27,336
  Distributions to participants                                      (14,030)
  Loans issued to participants                                       (32,725)
  Loan principal and interest repayments                              25,125
  Administrative expenses                                             (1,257)
  Interfund transfers (net)                                         (456,118)
  Transfers from other related plans                                 885,156
                                                                    --------
             Increase in net assets                                  520,722
                                                                    --------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of year          $520,722
                                                                    ========

                       TRUMP CASINO SERVICES SAVINGS PLAN

     STATEMENT OF CHANGES IN NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                              Oppenheimer
      SoGen           Massachusetts        Oppenheimer           Quest           Montag &             AIM
  International         Investors          Quest Value        Opportunity        Caldwell        Constellation
      Fund             Trust Fund             Fund             Value Fund       Growth Fund          Fund
  -------------       ------------        ------------        -----------       -----------      -------------


         $0                   $0                  $0                 $0                 $0               $0
   --------           ----------           ---------          ---------         ----------         --------

     36,597               82,789              41,879             94,347            130,091           51,531
     12,311               32,672              15,753             35,263             49,159           21,974

     16,963               18,160                 779              2,351             21,788              577
   --------           ----------           ---------          ---------         ----------         --------
     65,871              133,621              58,411            131,961            201,038           74,082

     28,393               67,915              14,967             25,978             11,414           42,275

     (9,816)             170,208              29,348             79,811            247,921           29,135
     (2,566)              (9,959)             (1,859)            (3,166)           (14,090)          (5,172)
     (9,851)             (30,545)            (15,794)           (35,049)           (57,239)         (44,967)
      9,440               27,938              11,470             22,293             39,529           13,159
       (124)                (406)               (169)              (261)              (493)            (183)
     (1,827)            (456,810)             223,999            450,109            140,725          368,979
    208,502            1,022,306              10,328            125,230            704,588           111,974
   --------           ----------           ---------          ---------         ----------          --------

    288,022              924,268             330,701            796,886          1,273,393           589,282
   --------           ----------           ---------          ---------         ----------          --------

   $288,022           $  924,268            $330,701           $796,886         $1,273,393          $589,282
   ========           ==========           =========          =========         ==========          ========


                                      Trump Hotels
  Templeton        Oppenheimer         and Casino        Participants'
   Foreign        Quest Capital       Resorts, Inc.         Loans
     Fund           Value Fund        Common Stock        Receivable        Other           Total
  ---------      -------------      --------------      ------------      --------       ----------


        $0                 $0                $0                $0               $0               $0
  --------           --------           -------          --------          -------       ----------

    70,805             72,651            10,351                 0           32,662          681,261
    28,835             28,792             4,553                 0              180          259,169

       577             22,682             8,611                 0                0           92,488
  --------           --------           -------          --------          -------       ----------
   100,217            124,125            23,515                 0           32,842        1,032,918

    61,719            238,208                 0                 0                0          490,869

   (41,243)           (96,450)          (32,863)                0              143          403,530
    (8,685)           (14,646)                0           (16,105)               0          (90,278)
   (25,417)           (36,405)           (4,966)          292,957                0               (1)
    19,123             26,070             4,569          (166,638)             (32)          32,026
      (253)              (402)                0                 0                0           (3,548)
    49,855           (389,007)           71,356              (479)            (782)               0
   426,268            892,212                 0           374,029                0        4,760,593
  --------,          --------           -------          --------          -------       ----------

   581,584            743,705            61,611           483,764           32,171        6,626,109
  -------            --------           -------          --------          -------       ----------

  $581,584           $743,705           $61,611          $483,764          $32,171       $6,626,109
  ========           ========           =======          ========          =======       ==========


The accompanying notes to financial statements are an integral part of this statement.

                       TRUMP CASINO SERVICES SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

      Basis of Accounting-

        The accompanying financial statements of the Trump Casino Services Savings Plan (the "Plan") have been prepared on the accrual basis of accounting.

      Plan Expenses-

        Expenses related to the administration of the Plan have been paid by Trump Casino Services, L.L.C. (the "Plan Sponsor"). These costs represent trustee fees and professional services and amounted to approximately $21,000 in 1997.

      Investments-

        The investments included in the statement of net assets applicable to participants' equity are stated at market value. Market value, which is equivalent to current value, is the unit valuation of the security at the plan year-end as determined by The Chicago Trust Company, the trustee of the Plan (the "Trustee"). Accounting records are maintained on the accrual basis, investment transactions are recorded on the trade date basis and gains and losses are calculated based upon an aggregate participant cost that is maintained on an average unit cost basis.

      Use of Estimates-

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) PLAN DESCRIPTION:

    The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General-

        The Plan is a 401(k) Savings Plan, which was established by the Plan Sponsor and became effective on January 1, 1997. All full or part-time nonunion employees become eligible for participation in the Plan on the enrollment date immediately following the completion of 6 months of service (effective January 1, 1998, 12 months of service) and the attainment of age 18.

    The Plan is administered by a committee appointed by the Plan Sponsor (the "Plan Administrator"). The Chicago Trust Company was appointed as the trustee of the Plan by the Plan Administrator.

    Contributions-

      Participants-

        Non-highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 15% of their annual compensation, as defined. Highly compensated employees, as defined, are eligible to voluntarily contribute to the Plan up to 9% of their annual compensation, as defined. Tax deferred contributions are subject to a limit by the Internal Revenue Code. The 1997 limit was $9,500 per participant. Contributions to the Plan are invested by the Trustee, as designated by the participant, in increments of 5%.

      Plan Sponsor-

        The Plan Sponsor contributes to the Plan 50% of each participant's contributions, not to exceed 2.5% of the participant's annual compensation, as defined (effective January 1, 1998, 3%).

      Participant Rollovers-

        The Plan permits eligible participants, as defined, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to qualified voluntary participant contributions.

    Distributions to Participants-

        Each participant has a fully vested interest in the amount of his or her contribution together with the allocable Plan earnings. Contributions from the Plan Sponsor vest based on the vesting schedule described below. The full value of the participant's vested interest in his or her account in the Plan will be distributed upon termination of the participant's employment. The normal form of payment is by lump sum; however, if a participant's vested benefit from all contributions exceeds $3,500, a participant has the right to receive payment in equal periodic monthly, quarterly, semi-annual or annual installments over a period not to exceed ten years.

        A participant may also withdraw all or part of his or her account upon attainment of age 59-1/2 or financial hardship, as defined in the Plan.

        Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his or her account. There were no payments due to participants who have requested to withdraw their funds prior to December 31, 1997.

      Vesting-

        Voluntary contributions are fully vested at all times and are not subject to forfeiture.

        The Plan Sponsor's contributions vest based upon the participant's years of continuous service as follows-

            Years of Continuous Service            Percentage Vested
            ---------------------------            -----------------
                Less than two years                        0%
                Two years                                 25
                Three years                               50
                Four years                                75
                Five years or more                       100

      Forfeitures-

        The portion of a former participant's account which is not distributed because of the vesting provision will reduce the amount of the Plan Sponsor's future contributions. During 1997, no forfeitures were used to reduce Plan Sponsor contributions. As of December 31, 1997, $3,695 was available to reduce future Plan Sponsor contributions.

      Loans-

        The Plan permits participants to borrow from their accounts at terms established by the Plan Administrator. Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance for specific reasons, as defined by the Plan. Each loan is secured by the borrower's vested interest in the Plan and is subject to other requirements, as defined. Interest on loans is charged at a rate that is comparable to similar loans made by commercial lenders. Loans outstanding as of December 31, 1997 had interest rates ranging from 9.25% to 9.50%. Loan repayment terms range up to five years (fifteen years if the loan was used to purchase a primary residence). A small administrative fee is required to process all loans.

(3) INVESTMENTS:

    Participants can invest their funds in ten available investment vehicles as described below-

      Money Market Fund-

        THE CHICAGO TRUST COMPANY STATED PRINCIPAL VALUE INVESTMENT TRUST FUND - A money market equivalent account. This fund invests in short-term high quality financial instruments issued by insurance companies and banks.

      Mutual Funds-

        SOGEN INTERNATIONAL FUND - A multi-asset global mutual fund. The investment objective and style of this fund is to provide long-term growth of capital by investing primarily in common stocks of U. S. and foreign companies.

        MASSACHUSETTS INVESTORS TRUST FUND - A growth and income mutual fund. The investment objective of this fund is to provide reasonable current income and long-term growth of capital and income.


        OPPENHEIMER QUEST VALUE FUND - An equity mutual fund. The investment objective of this fund is to seek capital appreciation by investing primarily in equity securities believed to be undervalued in relation to factors such as the companies' asset, earnings, or growth potential.

        OPPENHEIMER QUEST OPPORTUNITY VALUE FUND - An asset allocation mutual fund. The investment objective and style of this fund is to seek long-term capital appreciation by investing in stocks, bonds and cash equivalents.

        MONTAG & CALDWELL GROWTH FUND - An equity growth mutual fund. The investment objective of this fund is to seek long-term capital appreciation consistent primarily with investments in a combination of equity, convertible, fixed-income and short-term securities.

        AIM CONSTELLATION FUND -- An aggressive equity mutual fund. The investment objective of this fund is to seek capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

        TEMPLETON FOREIGN FUND - A foreign mutual fund. The investment objective of this fund is to seek long-term growth of capita by investing in foreign securities.


        OPPENHEIMER QUEST CAPITAL VALUE FUND - An equity mutual fund. The investment objective of this fund is to seek capital appreciation by investing primarily in equity securities believed to be undervalued in relation to factors such as the companies' assets, earnings, or growth potential or cash flows. This fund also may invest in high-yield, noninvestment grade bonds.

      Common Stock-

        TRUMP HOTEL & CASINO RESORTS, INC. ("THCR") COMMON STOCK - This is the common stock of the holding company that owns Trump Plaza Hotel & Casino, Trump Taj Mahal Hotel & Casino, Trump Marina Hotel & Casino and Trump Indiana Inc.

(4) TAX STATUS:

        The Plan has yet to receive a determination letter from the Internal Revenue Service stating whether the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code. However, the Plan Administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(5) PLAN TERMINATION:

      While the Plan Sponsor has not expressed any intent to terminate the Plan, the Plan Sponsor may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, each participant is entitled to the value of his or her separate account.

(6) RELATED PARTY
    TRANSACTIONS:

      Certain Plan investments include shares of money market funds managed by The Chicago Trust Company, which is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

      Certain Plan investments include shares of THCR common stock and, therefore, these transactions qualify as party-in-interest.

      The Plan Sponsor has sister companies that also sponsor similar Savings Plans. Transactions between the Plan and plans sponsored by the sister companies are as follows-

        Transfers out of the Trump Castle Hotel & Casino Savings Plan, net          ($207,611)
        Transfers out of the Trump Taj Mahal Hotel & Casino Savings Plan, net        (410,240)
        Transfers out of Trump Plaza Hotel & Casino Savings Plan, net              (4,142,742)
        Transfers to the Trump Casino Services Savings Plan                         4,760,593
                                                                                   ----------
                        Net Related Plan Transfers                                         $0
                                                                                   ===========

                              TRUMP CASINO SERVICES SAVINGS PLAN

                    ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                   AS OF DECEMBER 31, 1997

                       EMPLOYER IDENTIFICATION #22-3446804, PLAN NUMBER 001


      (b) Identity of           (c) Description of investment
      issuer, borrower,             including maturity date,
      lessor or                     rate of interest, collateral,                         (e) Market
(a)   similar party                 par or maturity  value                   (d) Cost        Value
      -----------------        ----------------------------------------    ----------     ----------
 *    The Chicago Trust        Stated Principal Value Trust Fund,
        Company                  Money Market Funds 315,570 units of
                                 participation                               $482,650       $520,722
                                                                           ----------     ----------
      SoGen Funds              SoGen International Fund, Equity
                                 Securities, 11,326 units of
                                 participation                                307,244        288,022
      MFS Funds                Massachusetts Investors Trust Fund,
                                 Equity Securities, 52,755 units of
                                 participation                                829,262        924,268
      Oppenheimer              Quest Value Fund, Equity Securities,
                                 16,219 units of participation                303,607        330,701
      Oppenheimer              Quest Opportunity Value Fund, Equity
                                 and Debt Securities, 22,498 units of
                                 participation                                727,145        796,886
      Montag                   Montag & Caldwell Growth Fund, Equity
                                 Securities, 54,770 units of
                                 participation                              1,086,767      1,273,393
      AIM Fund Inc.            AIM Constellation Fund, Equity
                                 Securities, 22,338 unit of
                                 participation                                572,231        589,282
      Templeton Fund, Inc.     Templeton Foreign Fund, Equity
                                 Securities, 58,451 units of
                                 participation                                634,302        581,584
      Oppenheimer              Quest Capital Value Fund, Equity and
                                 Debt Securities, 25,452 units of
                                 participation                                864,843        743,705
                                                                           ----------     ----------
                       Total investments in Mutual Funds                    5,325,401      5,527,841
                                                                           ----------     ----------

**    Trump Hotels & Casino    Trump Hotels and Casino Resorts Inc.
        Resorts, Inc.            Common Stock Fund, Equity Security
                                 9,212 units of participation                  93,542         61,611
                                                                           ----------     ----------
      Participants' Loans      Interest rates ranging from 9.25% to
                                 9.50% and maturities ranging from
                                 1998 through 2002                            483,764        483,764
                                                                           ----------     ----------
                                                                           $6,385,357     $6,593,938
                                                                           ==========     ==========

----------                       * Denotes party-in-interest
                                ** Denotes related party

      The accompanying notes to financial statements are an integral part of this schedule.

                                                                     SCHEDULE II

                       TRUMP CASINO SERVICES SAVINGS PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                    FOR THE YEAR ENDED DECEMBER 31, 1997 (A)

               EMPLOYER IDENTIFICATION #22-3446804 PLAN NUMBER 001

                                                                                                        (h) Current
                                                                                                         Value of
                                                                                                         Asset on         (i) Net
(a) Identity of                                           (c) Purchase    (d) Selling      (g) Cost      Transaction        Gain
    Party Involved      (b) Description of Asset              Price           Price        of Asset      Date              (Loss)
------------------      ------------------------------    ------------    -----------     ----------    -----------       --------
The Chicago Trust       Stated Principal Value
    Company               Trust Fund-
                            79 Purchases                   $2,310,271            N/A      $2,310,271      $2,310,271          N/A
                            39 Sales                              N/A      1,816,884       1,827,621       1,816,884      (10,737)

SoGen Funds             SoGen International Fund-
                            97 Purchases                      480,867            N/A         480,867         480,867          N/A
                            41 Sales                              N/A        183,029         173,623         183,029        9,406

MFS Funds               Massachusetts Investors
                          Trust Fund-
                            113 Purchases                   1,509,359            N/A       1,509,359       1,509,359          N/A
                            67 Sales                              N/A        755,299         680,097         755,299       75,202

Oppenheimer             Quest Value Fund-
                            97 Purchases                      330,326            N/A         330,326         330,326          N/A
                            43 Sales                              N/A         28,973          26,719          28,973        2,254

Oppenheimer             Quest Opportunity Value Fund-
                            103 Purchases                     823,462            N/A         823,462         823,462          N/A
                            64 Sales                              N/A        106,386          96,317         106,386       10,069

Montag                  Montag & Caldwell Growth Fund
                             115 Purchases                  1,492,259            N/A       1,492,259       1,492,259          N/A
                             82 Sales                             N/A        466,787         405,492         466,787       61,295

AIM Funds, Inc.         AIM Constellation Fund-
                             99 Purchases                     691,971            N/A         691,971         691,971          N/A
                             49 Sales                             N/A        131,824         119,740         131,824       12,084

Templeton Funds, Inc.   Templeton Foreign Fund-
                             408 Purchases                    885,331            N/A         885,331         885,331          N/A
                             75 Sales                             N/A        262,504         251,029         262,504       11,475


                                                                -2-

                                                                                                                        SCHEDULE II
                                                                                                                        (Continued)

                                                                                                             (h) Current
                                                                                                              Value of
                                                                        (c)          (d)          (g)         Asset on        (i)
                                                                      Purchase     Selling        Cost       Transaction    Net Gain
(a) Identity of Party Involved    (b) Description of Asset             Price        (Price      of Asset        Date         (Loss)
------------------------------    -------------------------------    ----------    --------    ----------    -----------    -------
Oppenheimer                       Quest Capital Value Fund-
                                    103 Purchases                    $1,489,706         N/A    $1,489,706     $1,489,706        N/A
                                    75 Sales                                N/A    $649,550       624,863        649,550    $24,687

Trump Hotels & Casino             Trump Hotels and Casino Resorts
  Resorts, Inc.                     Inc. Common Stock Fund-
                                     162 Purchases                      240,371         N/A       240,371        240,371        N/A
                                     65 Sales                               N/A     145,739       146,829        145,739     (1,090)

The Chicago Trust Company         Loan Fund-
                                     21 Purchases                       292,993         N/A       292,993        292,993        N/A
                                     5 Sales                                N/A     182,779       182,779        182,779          0



(A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets at January 1, 1997.

                 The accompanying notes to financial statements
                     are an integral part of this schedule.